

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2018

Zhuoyu Li
Chief Executive Officer
China Green Agriculture, Inc.
Third floor, Borough A, Block A. No. 181, South Taibai Road
Xi'an, Shaanxi Province, PRC 710065

> **Re:** **China Green Agriculture, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended December 31, 2017**
> **File No. 001-34260**

Dear Mr. Li:

We have reviewed your March 16, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2017

1. We note that you have filed an amended Form 10-K to reclassify the cash outflow of acquisitions payable from operating activities to investment activities in the statement of cash flow. In light of this material change in cash flows provided by operating and investing activities, it appears that you should mark the 2017 column in the statement of cash flows as "restated." Also, your auditor should perform and necessary procedures as a result of the restatement and revise the date of their audit report accordingly. Also, please explain to us how these changes affect your conclusion that Disclosure Controls and Procedures were effective as of June 30, 2017 and Internal Controls over Financial Reporting were effective at June 30, 2017. Please advise or revise accordingly.

Form 10-Q/A for the Fiscal Quarter Ended December 31, 2017

Financial Statements

2. We note that you have amended note 2 to your December 31, 2017 interim financial statements and only included note 2 in your amended 10-Q for the quarter ended December 31, 2017. Please note that when one part of an item is amended, the item must be filed as amended in its entirety. Therefore, please revise your 10-Q/A for the quarter ended December 31, 2017 to provide the whole of your financial statements under Item 1. Please refer to Rule 12b-15 of the Exchange Act of 1934 which requires that any amendments set forth the complete text of each item amended. Updated certifications should also be included in your revised report.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure